SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC

                         FORM U-6B-2

                 Certificate of Notification

     Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, P.
36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted
under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Great Plains Energy Incorporated, a registered holding company ("GPE"), and the following subsidiaries: KLT Inc., Great Plains Power Incorporated ("GPP"), KLT Energy Services Inc., KLT Telecom Inc., KLT Gas Inc., Far Gas Acquisitions Corporation, Apache Canyon Gas, L.L.C., Forest City, LLC, KLT Investments Inc., KLT Investments II Inc., Strategic Energy, L.L.C., Digital Teleport, Inc., Home Service Solutions, Inc., R.S. Andrews Enterprises, Inc., R.S. Andrews Services, Inc., R.S. Andrews Enterprises of Columbus, Inc., R.S. Andrews Enterprises of Kansas, Inc., RSA Services Termite and Pest Control, Inc., R.S. Andrews of Topeka, Inc., R.S. Andrews of Chattanooga, Inc., R.S. Andrews of Tidewater, Inc., R.S. Andrews of Fairfax, Inc., R.S. Andrews of South Carolina, Inc., R.S. Andrews of Charleston, Inc., R.S. Andrews Enterprises of Dallas, Inc., R.S. Andrews of Stuart I, Inc., R.S. Andrews of Stuart II, Inc., R.S. Andrews Enterprises of Palm Beach, Inc., R.S. Andrews of Maryland, Inc., R.S. Andrews of Wilmington, Inc., R.S. Andrews of Tennessee, Inc., R.S. Andrews of Alabama, Inc., and R.S. Andrews of Virginia, Inc.

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.   Type of securities ("draft", promissory note"):

     Repetitive issuances of promissory notes and demand open account advances during the period of October 1, 2001 through December 31, 2001, among companies in the GPE system, as identified in attachment A.

2.   Issue, renewal or guaranty:

     Issue.

3.   Principal amount of each security:

     See attachment A

4.   Rate of interest per annum of each security:

     See attachment A

5.   Date of issue, renewal or guaranty of each security:

     Various dates, as identified in attachment A.

6.   If renewal of security, give date of original issue:

     Not applicable.

7.   Date of maturity of each security:

     Various dates, as identified in attachment A.

8. Name of the person to whom each security was issued, renewed or guaranteed:

     Various companies within the GPE system, as identified in attachment A.

9.   Collateral given with each security:

     See attachment A.

10.  Consideration received for each security:

     The full principal amount of each borrowing.

11.  Application of proceeds of each security:

     To be used for financing the existing business of the borrowers.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a)   the provisions contained in the first sentence of
          Section 6(b)  [ ]
     b)   the provisions contained in the fourth sentence of
          Section 6(b) [ ]
     c) the provisions contained in any rule of the Commission other than Rule U-48 [X]

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

     Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of
     Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

     Not applicable.

15. If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

     Rule 52(b).
                         /s/Neil Roadman
                         Neil Roadman
                         Controller
                         Great Plains Energy Incorporated

Dated:  March 28, 2002.

                                                                 	  Attachment A



									      ISSUE
									      DATE/
                              PRINCIPAL          INTEREST       TYPE OF     ADVANCE
LENDER       BORROWER           AMOUNT             RATE        SECURITY       DATE    MATURITY
------------ ---------------- ------------  -----------------  --------     --------  --------

GPE          KLT Inc.         $100,000,000  5.5% (10-3-01 to   Note         10/03/01  2/28/02
                                            10-9-01)
GPE          KLT Inc.           $3,000,000  3.625% (10-9-01    Note         11/09/01  2/28/02
                                            to 11-8-01)
GPE          KLT Inc.              $50,000  3.25% (11-8-01 to  Note         12/5/01   2/28/02
                                            12-5-01)
                                            3.0625% (12-5-01
                                            to 12-21-01)

GPE          KLT Inc.           $2,000,000  3.125% (12-5-01    Note         12-5-01   2/28/02
                                            to 12-21-01)
                                            3.0625% (12-21-01
                                            to 12-31-01)

GPE          KLT Inc.             $800,000  3.0625% (12-18-01  Note         12/18/01  2/28/02
                                            to 12-31-01)

GPE          Great Plains         $115,000                     Demand Open  11/16/01
             Power                                             Account
             Incorporated                                      Advance
GPE          Great Plains        $3,313.79  3.25% (11-16-01    Demand Open  11/26/01
             Power                          to 12-26-01)       Account
             Incorporated                   3.0625% (12-26-01  Advance
                                            to 12-31-01)
GPE          Great Plains       $56,532.30                     Demand Open  12/4/01
             Power                                             Account
             Incorporated                                      Advance

KLT Inc.     KLT Energy          $2,209.62  8.25%              Demand Open  10/31/01
             Services                                          Account
             Inc.                                              Advance

KLT Inc.     KLT Energy              $7.68  8.25%              Demand Open  11/8/01
             Services                                          Account
             Inc.                                              Advance

KLT Inc.     KLT Energy          $3,088.93  8.25%              Demand Open  11/30/01
             Services                                          Account
             Inc.                                              Advance

KLT Inc.     KLT Energy          $1,629.88  8.25%              Demand Open  12/31/01
             Services                                          Account
             Inc.                                              Advance


KLT Inc.     KLT Telecom       $123,105.29  8.25%              Demand Open  10/1/01
             Inc.                                              Account
                                                               Advance

KLT Inc.     KLT Telecom       $836,299.69  8.25%              Demand Open  10/18/01
             Inc.                                              Account
                                                               Advance

KLT Inc.     KLT Telecom     $1,303,254.96  8.25%              Demand Open  10/25/01
             Inc.                                              Account
                                                               Advance

KLT Inc.     KLT Telecom       $310,337.48  8.25%              Demand Open  10/31/01
             Inc.                                              Account
                                                               Advance

KLT Inc.     KLT Telecom       $755,302.81  8.25%              Demand Open  11/15/01
             Inc.                                              Account
                                                               Advance

KLT Inc.     KLT Telecom       $761,101.61  8.25%              Demand Open  11/30/01
             Inc.                                              Account
                                                               Advance

KLT Inc.     KLT Telecom     $1,412,319.03  8.25%              Demand Open  12/31/01
             Inc.                                              Account
                                                               Advance

KLT Inc.     Far Gas           $329,883.63  8.25%              Demand Open  10/4/01
             Acquisitions                                      Account
             Corporation                                       Advance


KLT Inc.     Far Gas            $2,131,.35  8.25%              Demand Open  10/31/01
             Acquisitions                                      Account
             Corporation                                       Advance

KLT Inc.     Far Gas             $2,372.71  8.25%              Demand Open  11/30/01
             Acquisitions                                      Account
             Corporation                                       Advance

KLT Inc.     Far Gas         $2,706,495.37  8.25%              Demand Open  12/31/01
             Acquisitions                                      Account
             Corporation                                       Advance

KLT Inc.     Apache                 $78.27  8.25%              Demand Open  10/31/01
             Canyon Gas,                                       Account
             L.L.C.                                            Advance

KLT Inc.     Apache                 $94.16  8.25%              Demand Open  11/30/01
             Canyon Gas,                                       Account
             L.L.C.                                            Advance


KLT Inc.     Apache                $101.86  8.25%              Demand Open  12/31/01
             Canyon Gas,                                       Account
             L.L.C.                                            Advance

KLT Inc.     Forest City,            $9.49  8.25%              Demand Open  10/31/01
             LLC                                               Account
                                                               Advance

KLT Inc.     Forest City,            $9.71  8.25%              Demand Open  11/30/01
             LLC                                               Account
                                                               Advance

KLT Inc.     Forest City,            $9.98  8.25%              Demand Open  12/31/01
             LLC                                               Account
                                                               Advance

KLT          KLT Inc.        $3,025,981.57  8.25%              Demand Open  10/23/01
Investments                                                    Account
Inc.                                                           Advance

KLT          KLT Inc.           $14,037.37  8.25%              Demand Open  10/31/01
Investments                                                    Account
Inc.                                                           Advance

KLT          KLT Inc            $51,979.46  8.25%              Demand Open  11/30/01
Investments                                                    Account
Inc.                                                           Advance

KLT Inc.     KLT             $2,242,035.38  8.25%              Demand Open  12/31/01
             Investments                                       Account
             Inc.                                              Advance

KLT          KLT Inc.           $58,812.28  8.25%              Demand Open  10/31/01
Investments                                                    Account
II Inc.                                                        Advance

KLT          KLT Inc.           $57,325.06  8.25%              Demand Open  11/30/01
Investments                                                    Account
II Inc.                                                        Advance

KLT          KLT Inc.           $59,652.26  8.25%              Demand Open  12/31/01
Investments                                                    Account
II Inc.                                                        Advance

KLT Inc.     KLT Gas Inc.       $14,588.68  8.25%              Demand Open  10/4/01
                                                               Account
                                                               Advance

KLT Inc.     KLT Gas Inc.       $18,139.32  8.25%              Demand Open  10/18/01
                                                               Account
                                                               Advance


KLT Inc.     KLT Gas Inc.       $34,059.36  8.25%              Demand Open  10/19/01
                                                               Account
                                                               Advance

KLT Inc.     KLT Gas Inc.       $13,428.51  8.25%              Demand Open  10/23/01
                                                               Account
                                                               Advance

KLT Inc.     KLT Gas Inc.        $1,605.24  8.25%              Demand Open  10/31/01
                                                               Account
                                                               Advance

KLT Inc.     KLT Gas Inc.       $15,672.49  8.25%              Demand Open  11/5/01
                                                               Account
                                                               Advance

KLT Inc.     KLT Gas Inc.       $22,332.63  8.25%              Demand Open  11/13/01
                                                               Account
                                                               Advance

KLT Inc.     KLT Gas Inc.       $33,417.78  8.25%              Demand Open  11/26/01
                                                               Account
                                                               Advance

KLT Gas Inc. Apache             $10,710.63  8.25%              Demand Open  10/12/01
             Canyon Gas,                                       Account
             L.L.C.                                            Advance

KLT Gas Inc. Apache          $1,492,043.15  8.25%              Demand Open  10/31/01
             Canyon Gas,                                       Account
             L.L.C.                                            Advance

KLT Gas Inc. Apache          $1,317,928.18  8.25%              Demand Open  11/30/01
             Canyon Gas,                                       Account
             L.L.C.                                            Advance

KLT Gas Inc. Apache          $1,205,010.76  8.25%              Demand Open  12/31/01
             Canyon Gas,                                       Account
             L.L.C.                                            Advance

KLT Gas Inc. Forest City,      $368,452.18  8.25%              Demand Open  10/31/01
             LLC                                               Account
                                                               Advance

KLT Gas Inc. Forest City,      $247,390.91  8.25%              Demand Open  11/30/01
             LLC                                               Account
                                                               Advance

KLT Gas Inc. Forest City,      $511,960.90  8.25%              Demand Open  12/31/01
             LLC                                               Account
                                                               Advance

FAR Gas      Forest City,    $1,601,509.36  8.25%              Demand Open  10/4/01
Acquisitions LLC                                               Account
Corporation                                                    Advance


FAR Gas      Forest City,       $19,961.78  8.25%              Demand Open  10/31/01
Acquisitions LLC                                               Account
Corporation                                                    Advance

FAR Gas      Forest City,        $9,012.71  8.25%              Demand Open  11/19/01
Acquisitions LLC                                               Account
Corporation                                                    Advance

FAR Gas      Forest City,        $8,204.62  8.25%              Demand Open  11/30/01
Acquisitions LLC                                               Account
Corporation                                                    Advance

KLT Gas Inc. KLT Energy          $6,472.95  8.25%              Demand Open  10/31/01
             Services                                          Account
             Inc.                                              Advance

KLT Gas Inc. KLT Energy          $6,308.03  8.25%              Demand Open  11/30/01
             Services                                          Account
             Inc.                                              Advance

KLT Gas Inc. KLT Energy          $6,562.50  8.25%              Demand Open  12/31/01
             Services                                          Account
             Inc.                                              Advance

KLT Energy   Strategic           $5,438.45  8.25%              Demand Open  10/3/01
Services     Energy,                                           Account
Inc.         L.L.C.                                            Advance

KLT Energy   Strategic          $46,551.90  8.25%              Demand Open  10/31/01
Services     Energy,                                           Account
Inc.         L.L.C.                                            Advance

KLT Energy   Strategic          $13,356.66  8.25%              Demand Open  11/8/01
Services     Energy,                                           Account
Inc.         L.L.C.                                            Advance

KLT Energy   Strategic          $33,431.90  8.25%              Demand Open  11/30/01
Services     Energy,                                           Account
Inc.         L.L.C.                                            Advance

KLT Energy   Strategic          $18,290.54  8.25%              Demand Open  12/12/01
Services     Energy,                                           Account
Inc.         L.L.C.                                            Advance

KLT Energy   Strategic          $27,557.24  8.25%              Demand Open  12/31/01
Services     Energy,                                           Account
Inc.         L.L.C.                                            Advance

KLT Energy   KLT Inc.             $215,000  8.25%              Demand Open  11/8/01
Services                                                       Account
Inc.                                                           Advance


KLT Energy   KLT Inc.            $1,047.63  8.25%              Demand Open  11/9/01
Services                                                       Account
Inc.                                                           Advance

KLT Telecom  Digital            $1,000,000  9.5%               Borrowing    10/25/01  2/1/02
Inc.         Teleport,                                         under
             Inc.                                              credit
                                                               agreement
                                                               dated as of
                                                               September
                                                               25, 2001,
                                                               secured by
                                                               a lien on
                                                               certain
                                                               personal
                                                               property.

Home Service R.S. Andrews         $300,000  6.75% (12/17/01    Note         12/17/01  3/15/02
Solutions,   Enterprises,                   to 12/31/01)
Inc.         Inc.

R.S. Andrews R.S. Andrews      $476,951.50  6.25%              Demand Open  10-31-01
Enterprises, Services,                                         Account      Balance *
Inc.         Inc.                                              Advance

R.S. Andrews R.S. Andrews      $292,678.25  6.25%              Demand Open  10-31-01
Enterprises, Enterprises                                       Account      Balance *
Inc.         of Columbus,                                      Advance
             Inc.

R.S. Andrews R.S. Andrews      $147,285.54  6.25%              Demand Open  10-31-01
Enterprises  Enterprises,                                      Account      Balance *
of Kansas,   Inc.                                              Advance
Inc.

R.S. Andrews RSA Services       $48,829.99  6.25%              Demand Open  10-31-01
Enterprises, Termite and                                       Account      Balance *
Inc.         Pest                                              Advance
             Control,
             Inc.

R.S. Andrews R.S. Andrews       $75,933.33  6.25%              Demand Open  10-31-01
of Topeka,   Enterprises,                                      Account      Balance *
Inc          Inc.                                              Advance

R.S. Andrews R.S. Andrews      $119,591.29  6.25%              Demand Open  10-31-01
of           Enterprises,                                      Account      Balance *
Chattanooga, Inc.                                              Advance
Inc.

R.S. Andrews R.S. Andrews      $183,003.59  6.25%              Demand Open  10-31-01
of           Enterprises,                                      Account      Balance *
Tidewater,   Inc.                                              Advance
Inc.


R.S. Andrews R.S. Andrews       $97,908.11  6.25%              Demand Open  10-31-01
Enterprises, of Fairfax,                                       Account      Balance *
Inc.         Inc.                                              Advance

R.S. Andrews R.S. Andrews      $104,058.60  6.25%              Demand Open  10-31-01
Enterprises, of South                                          Account      Balance *
Inc.         Carolina,                                         Advance
             Inc.

R.S. Andrews R.S. Andrews      $131,997.29  6.25%              Demand Open  10-31-01
Enterprises  Enterprises,                                      Account      Balance *
of           Inc.                                              Advance
Charleston,
Inc.

R.S. Andrews R.S. Andrews      $183,982.00  6.25%              Demand Open  10-31-01
Enterprises  Enterprises,                                      Account      Balance *
of Dallas,   Inc.                                              Advance
Inc.

R.S. Andrews R.S. Andrews      $183,181.12  6.25%              Demand Open  10-31-01
Enterprises, of Stuart I,                                      Account      Balance *
Inc.         Inc.                                              Advance


R.S. Andrews R.S. Andrews       $17,126.17  6.25%              Demand Open  10-31-01
of Stuart    Enterprises                                       Account      Balance *
II, Inc.     Inc.                                              Advance

R.S. Andrews R.S. Andrews       $21,665.10  6.25%              Demand Open  10-31-01
Enterprises  Enterprises                                       Account      Balance *
of Palm      Inc.                                              Advance
Beach, Inc.

R.S. Andrews RSA Services       $59,299.50  6.25%              Demand Open  10-31-01
Enterprises, Termite and                                       Account      Balance *
Inc.         Pest                                              Advance
             Control,
             Inc.

R.S. Andrews R.S. Andrews      $704,956.99  6.25%              Demand Open  10-31-01
of Maryland, Enterprises,                                      Account      Balance *
Inc.         Inc.                                              Advance

R.S. Andrews R.S. Andrews      $134,657.91  6.25%              Demand Open  10-31-01
of           Enterprises,                                      Account      Balance *
Wilmington,  Inc.                                              Advance
Inc.

R.S. Andrews R.S. Andrews      $735,622.98  6.25%              Demand Open  11-30-01
Enterprises, Services,                                         Account      Balance *
Inc.         Inc.                                              Advance


R.S. Andrews R.S. Andrews      $298,198.10  6.25%              Demand Open  11-30-01
Enterprises, Enterprises                                       Account      Balance *
Inc.         of Columbus,                                      Advance
             Inc.

R.S. Andrews R.S. Andrews      $186,578.45  6.25%              Demand Open  11-30-01
Enterprises  Enterprises                                       Account      Balance *
of Kansas,   Inc.                                              Advance
Inc.

R.S. Andrews RSA Services       $60,405.56  6.25%              Demand Open  11-30-01
Enterprises, Termite and                                       Account      Balance *
Inc.         Pest                                              Advance
             Control,
             Inc.

R.S. Andrews R.S. Andrews        $7,218.01  6.25%              Demand Open  11-30-01
Enterprises, of Topeka,                                        Account      Balance *
Inc.         Inc.                                              Advance

R.S. Andrews R.S. Andrews        $4,000.00  6.25%              Demand Open  11-30-01
Enterprises, Enterprises                                       Account      Balance *
Inc.         of                                                Advance
             Tennessee,
             Inc.

R.S. Andrews R.S. Andrews       $89,225.95  6.25%              Demand Open  11-30-01
of           Enterprises,                                      Account      Balance *
Chattanooga, Inc.                                              Advance
Inc.

R.S. Andrews R.S. Andrews      $148,641.56  6.25%              Demand Open  11-30-01
of           Enterprises,                                      Account      Balance *
Tidewater,   Inc.                                              Advance
Inc.

R.S. Andrews R.S. Andrews      $271,023.44  6.25%              Demand Open  11-30-01
Enterprises, of Fairfax,                                       Account      Balance *
Inc.         Inc.                                              Advance

R.S. Andrews R.S. Andrews       $51,880.43  6.25%              Demand Open  11-30-01
of South     Enterprises,                                      Account      Balance *
Carolina,    Inc.                                              Advance
Inc.

R.S. Andrews R.S. Andrews      $111,423.62  6.25%              Demand Open  11-30-01
Enterprises  Enterprises,                                      Account      Balance *
of           Inc.                                              Advance
Charleston,
Inc.

R.S. Andrews R.S. Andrews       $58,835.02  6.25%              Demand Open  11-30-01
Enterprises  Enterprises,                                      Account      Balance *
of Dallas,   Inc.                                              Advance
Inc.


R.S. Andrews R.S. Andrews        $3,552.92  6.25%              Demand Open  11-30-01
of Stuart,   Enterprises,                                      Account      Balance *
Inc. I       Inc.                                              Advance

R.S. Andrews R.S. Andrews        $6,224.62  6.25%              Demand Open  11-30-01
Enterprises, of Stuart                                         Account      Balance *
Inc.         II, Inc.                                          Advance

R.S. Andrews R.S. Andrews       $11,799.55  6.25%              Demand Open  11-30-01
Enterprises  Enterprises,                                      Account      Balance *
of Palm      Inc.                                              Advance
Beach, Inc.

R.S. Andrews RSA Services       $59,077.50  6.25%              Demand Open  11-30-01
Enterprises, Termite and                                       Account      Balance *
Inc.         Pest                                              Advance
             Control,
             Inc.

R.S. Andrews R.S. Andrews      $705,064.47  6.25%              Demand Open  11-30-01
of Maryland, Enterprises,                                      Account      Balance *
Inc.         Inc.                                              Advance

R.S. Andrews R.S. Andrews      $231,410.59  6.25%              Demand Open  11-30-01
of           Enterprises,                                      Account      Balance *
Wilmington,  Inc.                                              Advance
Inc.

R.S. Andrews R.S. Andrews   $14,369,735.06  6.25%              Demand Open  12-31-01
Enterprises, Services,                                         Account      Balance *
Inc.         Inc.                                              Advance

R.S. Andrews R.S. Andrews    $1,746,478.59  6.25%              Demand Open  12-31-01
Enterprises, of                                                Account      Balance *
Inc.         Chattanooga,                                      Advance
             Inc.

R.S. Andrews R.S. Andrews    $4,131,350.52  6.25%              Demand Open  12-31-01
Enterprises, Enterprises                                       Account      Balance *
Inc.         of Kansas,                                        Advance
             Inc.

R.S. Andrews R.S. Andrews   $1,1793,381.71  6.25%              Demand Open  12-31-01
Enterprises  Enterprises                                       Account      Balance *
Inc.         of Kansas,                                        Advance
             Inc.

R.S. Andrews R.S. Andrews    $3,485,641.05  6.25%              Demand Open  12-31-01
Enterprises  of Columbus,                                      Account      Balance *
Inc.         Inc.                                              Advance

R.S. Andrews R.S. Andrews      $116,558.65  6.25%              Demand Open  12-31-01
Services     of Columbus,                                      Account      Balance *
Inc.         Inc.                                              Advance


R.S. Andrews R.S. Andrews    $1,901,148.91  6.25%              Demand Open  12-31-01
Enterprises  of                                                Account      Balance *
Inc.         Tennessee,                                        Advance
             Inc.

RSA Services R.S. Andrews       $39,593.14  6.25%              Demand Open  12-31-01
Termite and  Enterprises,                                      Account      Balance *
Pest         Inc.                                              Advance
Control,
Inc.

R.S. Andrews R.S. Andrews    $1,898,771.51  6.25%              Demand Open  12-31-01
Enterprises, of Alabama,                                       Account      Balance *
Inc.         Inc.                                              Advance

R.S. Andrews R.S. Andrews      $102,853.51  6.25%              Demand Open  12-31-01
Enterprises, of                                                Account      Balance *
Inc.         Tidewater,                                        Advance
             Inc.

R.S. Andrews R.S. Andrews    $1,637,610.21  6.25%              Demand Open  12-31-01
Enterprises, of Fairfax,                                       Account      Balance *
Inc.         Inc.                                              Advance

R.S. Andrews R.S. Andrews    $2,269,388.31  6.25%              Demand Open  12-31-01
Enterprises, Enterprises                                       Account      Balance *
Inc.         of Virginia,                                      Advance
             Inc.

R.S. Andrews R.S. Andrews    $1,375,500.40  6.25%              Demand Open  12-31-01
Enterprises, of South                                          Account      Balance *
Inc.         Carolina,                                         Advance
             Inc.

R.S. Andrews R.S. Andrews      $942,066.89  6.25%              Demand Open  12-31-01
Enterprises, Enterprises                                       Account      Balance *
Inc.         of                                                Advance
             Charleston,
             Inc.

R.S. Andrews R.S. Andrews    $1,170,816.84  6.25%              Demand Open  12-31-01
Enterprises, Enterprises                                       Account      Balance *
Inc.         of Dallas,                                        Advance
             Inc.

R.S. Andrews R.S. Andrews    $1,995,467.86  6.25%              Demand Open  12-31-01
Enterprises, of Stuart                                         Account      Balance *
Inc.         II, Inc.                                          Advance

R.S. Andrews R.S. Andrews    $1,579,688.15  6.25%              Demand Open  12-31-01
Enterprises, of Stuart                                         Account      Balance *
Inc.         II, Inc.                                          Advance

R.S. Andrews R.S. Andrews    $2,096,147.95  6.25%              Demand Open  12-31-01
Enterprises, of Stuart                                         Account      Balance *
Inc.         II, Inc.                                          Advance


R.S. Andrews RSA Services        $3,205.03  6.25%              Demand Open  12-31-01
Enterprises, Termite and                                       Account      Balance *
Inc.         Pest                                              Advance
             Control,
             Inc.

R.S. Andrews R.S. Andrews    $5,886,362.83  6.25%              Demand Open  12-31-01
Enterprises, of Maryland,                                      Account      Balance *
Inc.         Inc.                                              Advance

R.S. Andrews R.S. Andrews    $1,556,187.21  6.25%              Demand Open  12-31-01
Enterprises, of                                                Account      Balance *
Inc.         Wilmington,                                       Advance
             Inc.


* R.S. Andrews Enterprises, Inc. and all subsidiaries share in a cash concentration account.  Only month-end balances are readily available to GPE.
